UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT
Commission File No. 001-33299
Mellanox Technologies, Ltd.
(Exact name of Registrant as Specified in its Charter)

Israel	001-33299	98-0233400
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)
Beit Mellanox, Yokneam, Israel 20692
(Address of Principal Executive Offices)
Name and Telephone Number, Including Area Code of the Person to Contact in Connection with this Report:
Jacob Shulman, (408-970-3400)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑   Rule 13p-1 under the Securities Exchange Act for the reporting period from January 1 to December 31, 2015.

MELLANOX TECHNOLOGIES, LTD.
Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report
A copy of Mellanox Technologies, Ltd.’s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at http://ir.mellanox.com/sec.cfm.

Item 1.02 Exhibit
Reference is made to Section 2, Item 2.01 of this Report.

Section 2 — Exhibits

Item 2.01 Exhibits
Exhibit 1.01 — Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: May 31, 2016	MELLANOX TECHNOLOGIES, LTD.

	By:	/s/ Jacob Shulman
	Name:	Jacob Shulman
	Title:	Chief Financial Officer